SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO/A
(Final Amendment)
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

RIDGEWOOD HOTELS, INC.
(Name of Subject Company (Issuer))

RIDGEWOOD HOTELS, INC.
(Names of Filing Persons (Offerors))

Common Stock, par value $.01 per share
(Title and Class of Securities)

766234108
(CUSIP Number of Class of Securities)

Henk H. Evers
Ridgewood Hotels, Inc.
100 Rue Charlemagne
Braselton, Georgia 30517
Telephone: (678) 425-0900
(Name, Address and Telephone Numbers of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

David G. Thunhorst, Esq.
W. Thomas Watts, Jr., Esq.
Rogers & Hardin LLP
2700 International Tower, Peachtree Center
229 Peachtree Street, N.E.
Atlanta, Georgia 30303
Telephone: (404) 522-4700

CALCULATION OF FILING FEE

Transaction Value (1)	Amount of Filing Fee (2)
$1,645,000	$133.09

(1) This calculation assumes the purchase of 790,257 outstanding shares of Common Stock, par value $.01 per share, of Ridgewood Hotels, Inc. (the "Common Stock"), at a price per share of Common Stock of $2.08 in cash. As of July 31, 2003, there were 3,831,257 shares of Common Stock outstanding. The amount of the filing fee, calculated in accordance with Rule 0- 11 of the Securities Exchange Act of 1934, as amended, equals approximately 1/80th of one percent of the value of the transaction.

(2) The Filing Fee was previously paid in connection with the filing of the Schedule TO on August 5, 2003.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: _______________ Filing Party: _______________
Form or Registration No.: _______________ Date Filed: _______________

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third-party tender offer subject to Rule 14d-1.
[X] issuer tender offer subject to Rule 13e-4.
[ ] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [X]

This Final Amendment to the Tender Offer Statement on Schedule TO/A relates to the issuer tender offer by Ridgewood Hotels, Inc., a Delaware corporation (the "Company"), to purchase up to 790,257 shares (the "Shares") of its own issued and outstanding common stock, par value $.01 per share, at a purchase price of $2.08 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 1, 2003 (the "Offer to Purchase"), and in the related Letter of Transmittal which, together with the Offer to Purchase, as amended or supplemented from time to time, constitute the "Offer."

This Final Amendment to the Tender Offer Statement amends and supplements the Tender Offer Statement on Schedule TO filed by the Company on August 5, 2003, as amended by Amendment No.1 thereto filed by the Company on August 20, 2003. This Final Amendment is being filed to report the results of the Offer pursuant to Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended.

1.   The Offer expired at 5:00 p.m., Atlanta, Georgia time, on September 9, 2003.

2.   644,039 Shares were validly tendered and not withdrawn prior to the expiration of the Offer, and all of those Shares were accepted for purchase by the Company in accordance with the terms of the Offer. The aggregate purchase price for the Shares tendered was $1,339,601.12.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RIDGEWOOD HOTELS, INC.

By: /s/ Henk H. Evers
    Henk H. Evers, President

Dated: October 6, 2003